UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form N-8F

   Application for Deregistration of Certain Registered Investment Companies.

I.  General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

    [X]  Merger

    [_]  Liquidation

    [_]  Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)


    [_]  Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.  Name of fund: Freedom Group of Tax Exempt Funds

3.  Securities and Exchange Commission File No.: 811-03519.

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

    [_] Initial Application   [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    One Beacon Street, Boston, MA  02108

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Peter T. Fariel, Esq., Goodwin Procter LLP, Exchange Place, Boston, MA 02109
    (617) 570-1000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    Paul F. Marandett, President, Freedom Group of Tax Exempt Funds, One Beacon Street, Boston, MA 02108 (617) 725-2418

    NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8.  Classification of fund (check only one):

    [X]  Management company;

    [_]  Unit investment trust; or

    [_]  Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [X] Open-end [_] Closed-end

10. State law under which the fund was organized or formed
    (e.g., Delaware, Massachusetts):

    Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    Freedom Capital Management Corporation, One Beacon Street, Boston, MA 02108

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Tucker Anthony Incorporated, Sutro & Co. Incorporated

13. If the fund is a unit investment trust ("UIT") provide:

    (a) Depositor's name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [_] Yes [X] No

    If Yes, for each UIT state:

            Name(s):
            File No.: 811-______
            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes [_] No

         If Yes, state the date on which the board vote took place:

         February 21, 2002

         If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [_] Yes [X] No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain:

         Shareholder approval was not required for the Merger under the Agreement and Declaration of Trust of Freedom Group of Tax Exempt Funds dated September 27, 1982, as amended.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X] Yes [_] No

    (a)  If Yes, list the date(s) on which the fund made those distributions:

         March 8, 2002

    (b)  Were the distributions made on the basis of net assets?

         [X] Yes [_] No

    (c)  Were the distributions made pro rata based on share ownership?

         [X] Yes [_] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)  Liquidations only:

         Were any distributions to shareholders made in kind?

         [_] Yes [_] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

    Has the fund issued senior securities?

   [_] Yes [_] No

   If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

    [X] Yes [_] No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

    (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [_] Yes [X] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

    (See question 18 above)

    [_] Yes [X] No

    If Yes,

    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b)  Why has the fund retained the remaining assets?

    (c)  Will the remaining assets be invested in securities?

         [_] Yes [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [_] Yes [X] No

    If Yes,

    (a) Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

        (i) Legal expenses:                                          $37,000.00

       (ii) Accounting expenses:                                     $ 7,500.00

      (iii) Other expenses (list and identify separately):
            Prospectus printing costs:                               $ 7,021.50
            Mailing, data services and other:                        $   755.00

       (iv) Total expenses (sum of lines (i)-(iii) above):           $52,276.50

    (b) How were those expenses allocated?

        Not applicable (See Item 22(c))

    (c) Who paid those expenses?

        ("Voyageur"). Voyageur and Freedom Capital Management Corporation, which served as investment adviser to Freedom Tax Exempt Fund and Freedom California Tax Exempt Money Fund, are both indirect subsidiaries of the Royal Bank of Canada. Voyageur serves as investment adviser to the Great Hall Tax-Free Money Market Fund, a portfolio series of Great Hall Investment Funds, Inc.

    (d) How did the fund pay for unamortized expenses (if any)?

        Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [_] Yes [X] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

    [_] Yes [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [_] Yes [X] No

    If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

    For Freedom Tax Exempt Fund, a portfolio series of Freedom Group of Tax Exempt Funds: Great Hall Tax-Free Money Market Fund, a portfolio series of Great Hall Investment Funds, Inc. For Freedom California Tax Exempt Money Fund, a portfolio series of Freedom Group of Tax Exempt Funds: Federated California Municipal Cash Trust, a portfolio series of Money Market Obligations Trust.

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

        811-06340 (Great Hall Investment Funds, Inc.)
        811-05760 (Money Market Obligations Trust)

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        Not applicable

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

        The transaction consisted of a sale of all of the assets of Freedom Tax Exempt Fund and Freedom California Tax Exempt Money Fund to Great Hall Tax-Free Money Market Fund and Federated California Municipal Cash Trust, respectively, on March 8, 2002. Given the affiliated status of Freedom Tax Exempt Fund and Great Hall Tax Free Money Market Fund, the transaction with respect to these funds was effected pursuant to Rule 17a-7 procedures approved by the Board of Trustees of Freedom Group of Tax Exempt Funds. The transaction was not evidenced by a merger or reorganization agreement.

        Freedom Group of Tax Exempt Funds did not rely on Rule 17a-8 under the 1940 Act to effect the transaction.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Freedom Group of Tax Exempt Funds, (ii) he or she is the President of Freedom Group of Tax Exempt Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                                  (Signature)

                                                  /s/ Paul F. Marandett
                                                  ----------------------------
                                                  Paul F. Marandett